PRACTUS
JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

February 6, 2024

Mr. David Manion

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WP Trust (the “Trust’) (File Nos. 811-23086 and 333-206306)

Dear Mr. Manion:

You recently provided me with certain comments relating to the annual shareholder report filings on Form N-CSR (the “Shareholder Reports”) with respect to the Trust and its series, the IPS Strategic Capital Absolute Return Fund. This letter responds to these comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each comment.

A.         IPS Strategic Capital Absolute Return Fund

1.	Comment: With respect to the Annual Report on Form N-CSR for the year ended February 28, 2022, in the Notes to Financial Statements, Footnote number 9, Subsequent Events, it states that: Subsequent events after the date of the Statement of Assets and Liabilities have been evaluated through the date the financial statements were issued. In order to meet the distribution requirements under Subchapter M and maintain RIC status, the Fund intends to pay a “deficiency dividend” of approximately $1,120,000 as of or prior to June 30, 2022, relating to the Fund’s taxable year ended February 28, 2021. Management has concluded that there are no other subsequent events requiring adjustment to or disclosure in the financial statements.

A. Please state how the deficiency dividend was discovered and what income failed to qualify in the tax year. Confirm that this was discussed with the Trust’s Audit Committee.

Response: At the April 26, 2022 Audit Committee meeting, the Fund’s independent auditors, Cohen & Company, Ltd., reported that during the 2022 Fund audit it discovered that the Fund had incorrectly calculated its year-end distributions for the fiscal year ended February 28, 2021. Cohen reported to the Committee that, as a result of the error, Cohen recommended that the Fund pay a deficiency dividend on or before June 30, 2022. During Cohen’s tax testing for the February 28, 2022

Mr. Manion U.S. Securities and Exchange Commission February 6, 2024

audit, it discovered that a “straddle” had occurred during the February 28, 2021 fiscal year, and it was not recognized as such for tax purposes. By not deferring these losses to the subsequent tax year the Fund under-distributed its short-term capital gains for the fiscal year ending February 28, 2021. Based on the analysis, it was recommended that the Fund pay a short-term capital gains deficiency dividend distribution for its fiscal year ended February 28, 2021 in the amount of $1,120,352.

The Fund notes that the resulting deficiency dividend was not the result of income qualification matters.

B. Describe any resulting changes to the Fund’s control environment as concerns the Fund’s qualification as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, and whether the control environment is operating effectively. Alternatively, confirm no changes to the Fund’s internal control were necessary.

Response: Following the fiscal year ended February 28, 2021, the Fund changed the following service providers: administrator, fund accountant and transfer agent. The new administrator worked with management and the auditor to resolve the unidentified straddle matter discussed above and determine the deficiency dividend required. The Fund believes that the new service providers provide a high level of service to the Fund. Other than the change in service providers, there were no changes to the Fund’s control environment as concerns the Fund’s qualification as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. The Fund’s control environment was operating, and continues to operate, effectively.

C. Confirm that this event resulted in no changes to the Fund’s internal control environment for the fiscal years ended February 28, 2023 and February 28, 2022, and the fiscal periods August 31, 2023 and August 31, 2022. State why the deficiency was not material for these year and period ends.

Response: Following the identification of the straddle deferral, management performed a quantitative and qualitative analysis of the misstatement using the concepts from Staff Accounting Bulletin No. 99 released by the Securities and Exchange Commission. To summarize the analysis performed, management has concluded that the misstatement is both quantitatively and qualitatively insignificant. This is primarily due to the fact that there was no change in net assets of the Fund. While there was no impact to net assets, management also assessed the quantitative impact to the components of tax basis distributable earnings as of February 28, 2021 and noted that the gross misstatement represented less than 2.50% of net assets of the Fund as of February 28, 2021.

Category	$ Impact	% Impact
Paid in Capital	$395,620	0.64%
Accumulated Undistributed Net Investment Income	$1,120,352	1.82%
Other Accumulated Losses	($1,515,972)	-2.46%
2

Mr. Manion U.S. Securities and Exchange Commission February 6, 2024

As a result of the above analysis, management concluded that the quantitative impact was insignificant to the user of the financial statements. Additionally, management considered the qualitative impact of the disclosure. It was noted that the misstatement did not impact the book financial statements [as of February 28, 2021] (with the exception of a reclass in the components of paid in capital which was deemed insignificant to investors) and did not impact the Fund’s compliance with regulatory requirements. Additionally, with respect to the tax notes, the straddle misstatement resulted in a reclassification in the components of taxable distributable earnings and a timing difference which was largely reversed in the fiscal year ended February 28, 2022. Due to the offsetting impact of the timing difference within the component of tax basis distributable earnings, the impact to the user of the financial statements was not deemed significant enough to require the restatement of prior year financial statements. Following the consideration of the quantitative and qualitative impact to the prior year financial statements, management determined that restatement of prior year financial statements was not required. Using the same analysis of the qualitative and quantitative aspects, management has concluded that the requirement of a deficiency dividend payment was not a material matter related to internal controls.

D. What factors were considered to determine that Fund shareholders should bear the interest payment (6 basis points)?

Response: During the Audit Committee meeting held on April 26, 2022, the Audit Committee discussed the interest payment and who should be responsible for making the interest payment to the IRS. As part of the discussion, the Audit Committee was presented with several possible scenarios, noting that the Audit Committee could look to one or more of the Fund’s service providers to pay the interest or the Fund could pay the interest. Based on the discussion held, it was noted that it was not uncommon for a fund to pay interest in similar situations. Following the discussion, it was determined that it was appropriate for the Fund to pay the interest expense.

2.	Comment: State whether the Fund has a Derivatives Risk Management Program under Rule 18f-4 of the Investment Company Act of 1940, as amended, and if any applicable Board reporting required by the Rule has been prepared and presented to the Trust’s Board. Confirm whether response to Item C.7. n. and related sub-items in the Fund’s Form N-CEN have been answered correctly for the Fund.

Response: In August 2022, the Fund adopted a Derivatives Risk Management Program (DRMP) as required under Rule 18f-4(c) of the 1940 Act, including the designation of a Derivatives Risk Manager. The Fund is a full derivatives user under the Program. The Derivatives Risk Manager provided a report to the Board in August 2022 concerning the implementation and effectiveness of the DRMP as required by Rule 18f-4(c)(3)(ii). The Derivatives Risk Manager has also provided the Board with quarterly reports as concerns the DRMP. The first annual report of the Derivatives Risk Manager is scheduled to be provided to the Trust’s Board of Trustees at the April 2024 Board meeting. With respect to the Fund’s response to Item C.7.n. of Form N-CEN, the Fund will disclose its reliance on Rule 18f-4 of the 1940 Act, as applicable in future Form N-CEN filings.

3

Mr. Manion U.S. Securities and Exchange Commission February 6, 2024

3.	Comment: In the most recent Annual Report for the year ended February 28, 2023, the Management’s Discussion of Fund Performance (MDFP) section does not include disclosures as concerns the effect of the Fund’s use of options on the Fund’s performance during the year. In future annual Shareholder Reports, please disclose the Fund’s investment strategies or techniques that affected Fund performance in the MDFP section of the report, including the effect of the Fund’s use of options on performance if applicable.

Response: The MDFP section of the Fund’s annual report for the fiscal year ended February 28, 2023 states as follows as concerns the effect of the Fund’s use of options on its performance during the year:

The Fund utilizes derivatives to manage its downside risk. Specifically, the Fund will utilize options contracts on the S&P 500® Index, that are used to hedge the equity exposure of the Fund. The goal of the strategy is to provide returns that are competitive with that of a traditional portfolio, allocated to both U.S. equities and bonds, through the use of hedges rather than allocating a substantial portion of the portfolio to debt. The hedges utilized by the Fund provided net positive returns to our Shareholders over the fiscal year as equity markets experienced one of their worst years in recent history.

This approach proved successful as fixed income markets experienced unprecedented volatility over the fiscal year on the back of multi-decade highs in inflation as measured by the Consumer Price Index (CPI). The performance of the 60/40 portfolio speaks to the lack of protection that fixed income was able to provide throughout the year. The use of explicit hedges on the S&P 500 index allowed the Fund to outperform a 60/40 portfolio by 1.27% over the fiscal year (-7.59% vs. -8.86%, respectively).

The Fund will undertake to include disclosures in the MDFP section of subsequent annual reports that include the investment strategies or techniques that affected the Fund’s performance during the year, including the use of options, as applicable.

4.	Comment: In the Financial Highlights in the most recent Annual Report for the year ended February 28, 2023, the staff notes that the Fund’s portfolio turnover rate was 453.75% for the year ended February 28, 2023, as compared to a portfolio turnover rate of 0% for the Fund’s fiscal year ended February 28, 2022. Please explain how the Fund’ portfolio turnover rate was calculated and the factors that resulted in an increase in the Fund’s portfolio turnover rate between the fiscal year ended February 28, 2022 and February 28, 2023. When there is a material increase in Fund portfolio turnover rate from year to year please explain the factors that caused the increase in portfolio turnover rate in the MDFP section of the Annual Report.

Response: Going forward, the Fund will undertake to explain the factors that caused a material increase in portfolio turnover rate in the MDFP section of the Annual Report.

Regarding the change in portfolio turnover rate from February 28, 2022 to February 28, 2023, the change was due to an increase in trading of long-term holdings. During calendar year ended February 28, 2022, the Fund made no purchases of long-term investments and

4

Mr. Manion U.S. Securities and Exchange Commission February 6, 2024

therefore the numerator of the calculation was “zero.” In the calendar year ended February 28, 2023, the Fund entered and exited long-term positions during a 4-month window, which resulted in a higher portfolio turnover rate. It was noted that per the Form N-1A instructions regarding the calculation of portfolio turnover rate, for both years, the Fund “excluded from both the numerator and denominator amounts related to all securities, including options, whose maturities or expirations were one year or less.”

5.	Comment: The Fund’s Annual Report for the fiscal year ended February 28, 2023 does not include a Statement of Cash Flows. As required by FASB ASC 235-10-50-1 (Accounting Policies Disclosures), please include a Statement of Cash Flows in the financial statements for the Fund.

Response: The Fund will undertake to include a Statement of Cash Flows in future shareholder reports if it does not meet the conditions specified in FASB ASC 230-10-15-4 which exclude investment companies from a Statement of Cash Flows. The Fund points out that during the fiscal year ended February 28, 2023, (a) the Fund’s investments were carried at fair value and classified in accordance with ASC 820 as Level 1 or Level 2 measurements; (b) the Fund had little to no debt, based on the average debt outstanding during the period in relate to average total assets; and (c) the Fund provided a Statement of Changes in Net Assets. Based on the nature of the activity of the options written, the Fund does not consider these to be debt and notes that the proceeds from options written are maintained in cash accounts or used to invest in securities that are cash equivalents under FASB ASC 230.

6.	Comment: In the most recent Annual Report, the Fund is disclosed as being non-diversified under Section 5(b)(2) of the 1940 Act. Please confirm that the Fund continues to be non-diversified for 1940 Act purposes.

Response: The Fund confirms that it continues to be a non-diversified company under Section 5(b)(2) of the 1940 Act.

7.	Comment: Please reference the requirements of Form N-CSR and include a response for Item 4(i) and Item 4(j) in future Form N-CSR filings.

Response: The Funds will include responses to Item 4(i) and Item 4(j) in future Form N-CSR filings.

*        *         *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

 5